A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

A-Power’s CFO Peter Mak Comes to End of Extended Contract, Michael Zhang Named as Interim CFO

SHENYANG, China, July 5, 2011 /PRNewswire-Asia-FirstCall/ — A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR) ("A-Power"), a leading provider of distributed power generation systems in China and a manufacturer of wind turbines, today announced that Mr. Kin Kwong (Peter) Mak, A-Power’s Chief Financial Officer, will come to the end of his extended service contract on July 15, 2011.

The Company also announced that Mr. Michael Zhang, the Company’s Vice President for Strategic Planning, Internal Audit, and Internal Control, and recently elected to the Company’s board of directors, will also serve as interim CFO, effective July 15, while the Company conducts a search to fill the CFO position. As interim CFO, Mr. Zhang will oversee the Company’s financial operations and financial reporting.

Mr. Mak was appointed Chief Financial Officer in May 2009. His two-year contract had been extended 1.5 months to July 15, 2011. Mr. Mak said, “I am grateful for the Company’s support of my work. As agreed, the extension of my service contract term until July 15 is coming to an end. I wish every success to Chairman Lu and to A-Power.”

Mr. Jinxiang Lu, A-Power’s Chairman and Chief Executive Officer, said, “We understand Peter’s desire to continue his career in another direction, and we wish him well.

“We are very fortunate to have an officer of Michael Zhang’s high caliber and great experience in financial reporting available to step in as interim CFO as we work together to select our new auditor, complete the audit of our 2010 financial results, and then resume our regular financial reporting.”

Mr. Zhang, age 42, joined A-Power in January 2010 as Vice President, initially for the design, implementation, and management of the Company’s internal and disclosure controls systems, and later his scope was expanded to include internal audit, strategic planning, and the integration of the Company’s Evatech Co. Ltd. solar equipment manufacturing subsidiary in Japan. He has more than 18 years of experience in internal audit, internal controls, corporate governance, and risk management related services. Mr. Zhang’s professional experience includes assisting listed issuers with the preparation of their US GAAP financial statements.

Prior to joining A-Power, Mr. Zhang was Executive Director of Business Risk Services with Ernst & Young (China) Advisory Limited from August 2007 through May 2009. Previously he was Director of Enterprise Risk Services at Deloitte Touche Tohmatsu CPA Ltd. from April 2005 through May 2007, where his responsibilities included the provision of internal control (Sarbanes-Oxley Section 404) consulting services to a variety of corporate clients. Mr. Zhang earlier served with Lenovo Group Ltd. for more than four years as director of internal audit and internal controls and with China National Petroleum Corporation for seven years as an internal auditor and, initially, as a software engineer.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

Mr. Zhang is a Certified Internal Auditor and a past member of the Internal Auditing Standards Board of The Institute of Internal Auditors. Mr. Zhang graduated from Northwest University with a Bachelor's Degree in Computational Mathematics. He received an MBA in Finance from Hong Kong Chinese University.

Since November 2010, Mr. Zhang has been an independent director and audit committee chairman on the Board of Directors of China Shengda Packaging Ltd., a Nasdaq-listed China-based paper packaging company that has no relationship with A-Power. Since September 2009, he has served as an independent director in Beijing Kingstar Consulting Firm Limited, a development-stage consulting firm that has no relationship to A-Power. Since May 2009, he has served as an independent director of Well-Tech (Changzhou) Electronic Technology Co., Ltd., a provider of mechanical manufacturing services that has no relationship to A-Power.

Mr. Zhang was elected as a director of A-Power, effective on June 8, 2011.

About A-Power

A-Power Energy Generation Systems, Ltd. ("A-Power"), through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010.

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information, please visit http://www.apowerenergy.com.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

Safe harbor statement

This news release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "expects," "estimates," "future," "intends," "may," "plans," "will," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and or years; we may experience construction, manufacturing, and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new lines of business and jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets; our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the year ended December 31, 2009. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this news release, except as required by law.

For more information, please contact:

A-Power Energy Generation Systems, Ltd.

Richard Cai
Mobile: +86 131 2230 4436 in China
Email: richard@apowerenergy.com

Christensen

Patty Bruner
Mobile: +1 480 332 6397
Email: pbruner@ChristensenIR.com

Tom Myers
Mobile: +86 139 1141 3520
Email:  tmyers@ChristensenIR.com

SOURCE: A-Power Energy Generation Systems, Ltd.
http://www.apowerenergy.com